SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vodafone Group Plc
(Name of Issuer)

Ordinary Shares of 20 20/21 US cents each
(Title of Class or Securities)

BH4HKS3
(SEDOL Number)

Nazih El Hassanieh

Emirates Telecommunications Group Company PJSC

Head Office Building A

Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street

PO Box 3838

Abu Dhabi
United Arab Emirates

+971 2-628-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

April 12, 2023
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of the Reporting Persons (as herein defined), with respect to the Ordinary Shares of 20 20/21 US cents each (the “Ordinary Shares”) of Vodafone Group Plc (the “Issuer”). The Ordinary Shares beneficially owned by the Reporting Persons were previously reported on Schedule 13G filed by the Reporting Persons on May 16, 2022, as amended from time to time.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

1	Names of reporting persons: Atlas 2022 Holdings Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3,944,743,685 Ordinary Shares [1,2]
	8	Shared voting power: 0 Ordinary Shares
	9	Sole dispositive power: 3,944,743,685 Ordinary Shares
	10	Shared dispositive power: 0 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 3,944,743,685 Ordinary Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 14.61%[1,2,3]
14	Type of reporting person (see instructions): CO

1	Atlas 2022 Holdings Limited is wholly-owned by Emirates Telecommunications Group Company PJSC (“e&”), which is in turn 60% owned by the Emirates Investment Authority (“EIA”). Together these entities indirectly and directly beneficially own 3,944,743,685 Ordinary Shares of Vodafone Group Plc (“Vodafone”), as of April 24, 2023, representing approximately 14.61% of the voting rights attached to Vodafone shares. In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
2	Based on a total of 26,992,564,629 Ordinary Shares outstanding (i.e. excluding treasury shares) as of March 31, 2023 as reported by Vodafone in its press release dated April 3, 2023.

1	Names of reporting persons: Emirates Telecommunications Group Company PJSC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions): PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: United Arab Emirates
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,944,743,685 Ordinary Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,944,743,685 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 3,944,743,685 Ordinary Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 14.61%[1,2,3]
14	Type of reporting person (see instructions): CO

1	Atlas 2022 Holdings Limited is wholly-owned by Emirates Telecommunications Group Company PJSC (“e&”), which is in turn 60% owned by the Emirates Investment Authority (“EIA”). Together these entities indirectly and directly beneficially own 3,944,743,685 Ordinary Shares of Vodafone Group Plc (“Vodafone”), as of April 24, 2023, representing approximately 14.61% of the voting rights attached to Vodafone shares. In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
2	Based on a total of 26,992,564,629 Ordinary Shares outstanding (i.e. excluding treasury shares) as of March 31, 2023 as reported by Vodafone in its press release dated April 3, 2023.

1	Names of reporting persons: Emirates Investment Authority
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: United Arab Emirates
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,944,743,685 Ordinary Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,944,743,685 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 3,944,743,685 Ordinary Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 14.61%[1,2,3]
14	Type of reporting person (see instructions): OO3

1	Atlas 2022 Holdings Limited is wholly-owned by Emirates Telecommunications Group Company PJSC (“e&”), which is in turn 60% owned by the Emirates Investment Authority (“EIA”). Together these entities indirectly and directly beneficially own 3,944,743,685 Ordinary Shares of Vodafone Group Plc (“Vodafone”), as of April 24, 2023, representing approximately 14.61% of the voting rights attached to Vodafone shares. In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
2	Based on a total of 26,992,564,629 Ordinary Shares outstanding (i.e. excluding treasury shares) as of March 31, 2023 as reported by Vodafone in its press release dated April 3, 2023.
3	EIA is an integral part of the Federal Government and was established through Federal Decree Law No. 4 of 2007 as amended by Federal Decree Law No. 13 of 2009 and Federal Decree Law No. 11 of 2018. EIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

Item	1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Ordinary Shares of 20 20/21 US cents each (the “Ordinary Shares”) of Vodafone Group Plc (the “Issuer”), whose principal executive offices are located at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England.

Item	2. Identity and Background.

This Schedule 13D is being filed by:

(i)	Atlas 2022 Holdings Limited, a limited liability exempted company formed under the laws of the Cayman Islands (“Atlas Holdings”);
(ii)	Emirates Telecommunications Group Company PJSC, a public joint-stock company incorporated under the laws of the United Arab Emirates (“e&”); and
(iii)	Emirates Investment Authority, a public institution established under the laws of the United Arab Emirates (“EIA”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Atlas Holdings is a wholly-owned subsidiary of e&, which in turn is 60% owned by EIA (which, therefore, is deemed a control person of Atlas Holdings and e&).

Atlas Holdings is a special purpose vehicle created to hold e&’s investment in the Issuer. The address of the principal business office of Atlas Holdings is 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands. The principal business purposes of Atlas Holdings is to hold the Issuer’s shares on behalf of e&.

e& is an Abu Dhabi public joint-stock company listed on the Abu Dhabi Securities Exchange (“ADX”) and is principally engaged in the telecommunications business. The address of the principal business office of e& is Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, United Arab Emirates.

EIA is an integral part of the Federal Government and was established through Federal Decree Law No. 4 of 2007 as amended by Federal Decree Law No. 13 of 2009 and Federal Decree Law No. 11 of 2018. The address of the principal business office of EIA is PO Box 3235, International Tower, ADNEC Capital Centre, Abu Dhabi, United Arab Emirates.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of the Reporting Persons are set forth on Annex A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person referred to in Annex A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item	3. Source and Amount of Funds or Other Consideration.

The Ordinary Shares beneficially owned by the Reporting Persons were originally acquired and previously reported on Schedule 13G filed by the Reporting Persons on May 16, 2022, as amended on November 8, 2022 and January 18, 2023. None of the Reporting Persons has acquired or disposed any Ordinary Shares since March 20, 2023 and this Schedule 13D is being filed on the basis of the fact and circumstances described under Item 4, which is incorporated herein by reference in its entirety.

Item 4.   Purpose of Transaction.

The Ordinary Shares beneficially owned by the Reporting Persons were originally acquired for investment purposes and the rationale of such investment by e& was to gain significant exposure to the Issuer as a world leader in connectivity and digital service at an attractive valuation.

On April 12, 2023, e& determined that it was in its best interests, and the best of interests of the Issuer and its shareholders, for e& and its representatives to be able to engage with the Issuer and its representatives on a variety of topics, including topics for which e& may be deemed to be seeking to influence the Issuer. On April 12, e& initiated preliminary discussions with the Issuer in respect of the non-executive composition of the Issuer’s board of directors.

Subject to the limitations imposed by applicable laws and receipt of any required approvals, the Reporting Persons from time to time may decide to increase or decrease their investment in the Issuer through purchases or sales of Ordinary Shares in open market or private transactions or otherwise. The Reporting Persons have obtained, and may continue to seek, regulatory approvals necessary to enable them to increase their shareholding in the Issuer. The timing and amount of any such increase or decrease may depend upon the price and availability of Ordinary Shares, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, the Reporting Persons obtaining any required regulatory approvals, general stock market and economic conditions, liquidity requirements of the Reporting Persons, tax considerations and other factors considered relevant. Any acquisition or disposition may be effected at any time without prior notice.

e& may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer and/or plans or proposals that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any transaction, event or action enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D. This is not a statement to which Rule 2.8 of the UK Takeover Code applies.

e& intends to review its investment in the Issuer on a continuing basis and reserves the right, at any time and from time to time in compliance with applicable law and regulation, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item	5. Interest in Securities of the Issuer.

The aggregate percentage of Ordinary Shares reported by each person named herein is based upon 26,992,564,629 Ordinary Shares outstanding (i.e. excluding treasury shares) as of March 31, 2023, as reported by the Issuer in its press release dated April 3, 2023.

A. Atlas Holdings

(a)	Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.
(b)	Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

B. e&

(a)	Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b)	Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

C. EIA

(a)	Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b)                Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

Except as described in this Item 5 and Annex A, none of the Reporting Persons or, to the best of each Reporting Person’s knowledge, the persons included in Annex A has beneficial ownership of any Ordinary Shares. Annex B hereto set forth all the transactions made on the Ordinary Shares in the past 60 days by any of the Reporting Persons or, to the best of each Reporting Person’s knowledge, any of the persons listed in Annex A hereto.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned, directly or indirectly, by the Reporting Persons.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 24, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item	7. Material to Be Filed as Exhibits.
Exhibit No	Description
99.1	Joint Filing Agreement, dated April 24, 2023, between Atlas Holdings, e& and EIA

Annex A-1

Directors of Atlas Holdings

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of Vodafone Ordinary Shares
Mr. Hatem Dowidar	Egyptian, Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Executive Officer, e&	None
Mr. Karim Bennis	French	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Financial Officer, e&	None
Mr. Hasan Mohamed Al Hosani	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Corporate Secretary, e&	None

Annex A-2

Directors and Executive Officers of e&

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of Vodafone Ordinary Shares
Directors of e&
H.E. Jassem Mohamed Bu Ataba Alzaabi	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Chairman of e& Group	None
Mr. Essa Abdulfattah Kazim Al Mulla	Emirati	Dubai International Financial Centre (“DIFC”), the Gate Building, Level 14, East Wing	Governor, DIFC	None
Mr. Hesham Abdulla Qassim Al Qassim	Emirati	Dubai Real Estate Corporation, P.O. Box 23073, Dubai, UAE	Chief Executive Officer, Dubai Real Estate Corporation	None
Sheikh Ahmed Mohamed Sultan Al Dhahiri	Emirati	Pan Emirates Bldg ,01 floor 04 office, Airport Road, Abu Dhabi	Entrepreneur	None
Ms. Mariam Saeed Ahmed Ghobash	Emirati	PO Box 47233, Abu Dhabi, UAE	Self-employed	None
Mr. Saleh Abdulla Ahmed Alabdooli	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Director of e&	None
Mr. Mansoor Ibrahim Ahmed Al Mansoori	Emirati	13th Floor, Capital Gate, Abudhabi, UAE	Group Chief Operating Officer, G42	None
Mr. Michel Combes	French	200 S Biscayne Llvd 19th Floor, Miami, Fl 33131	Chief Executive Officer, SoftBank Group	1,622,121 Ordinary Shares
Mr. Abdelmonem Bin Eisa Bin Nasser Alserkal	Emirati	PO Box 1219, Dubai, United Arab Emirates	Managing Director	None
Mr. Khalid Abdulwahid Hassan Alrustamani	Emirati	AW Rostamani Head Office, 7th Floor, 25 Al Ittihad Rd. Al Khabaisi, PO Box 22715, Dubai, UAE	Chairman and Chief Executive Officer, AW Rostamani Group	151,750 Ordinary Shares(1)
Mr. Otaiba Khalaf Ahmed Al Otaiba	Emirati	6th Floor, Hamdan Street, Al Otaiba Tower, Abu Dhabi, UAE	Al Otaiba and Hamdan Budebes Lawyers and Legal Consultants	None
Executive Officers of e&
Mr. Hatem Dowidar	Egyptian, Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Executive Officer	None
Mr. Karim Bennis	French	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Financial Officer	None

Mr. Obaid Bokisha	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Operations Officer	None
Mr. Mikhail Gerchuk	United Kingdom	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Chief Executive Officer, e& International	None
Mr. Salvador Anglada	Spanish	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Chief Executive Officer, e& Enterprise	None
Mr. Khalifa Al Shamsi	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Chief Executive Officer, e& Life	None
Mr. Nabil Baccouche	Belgian	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Chief Carrier & Wholesale Officer	None
Mr. Hasan Mohamed Al Hosani	Emirati	Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi, UAE	Group Corporate Secretary, e&	None

1	All Ordinary Shares are owned directly by the AW Rostamani Group.

Annex A-3

Directors and Executive Officers of EIA

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of Vodafone Ordinary Shares
Directors of EIA
H.H. Sheikh Mansour Bin Zayed Al Nahyan	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chairman of the BoardN	None
H.E. Mohammad Abdulla Ali AlGergawi	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Dr. Sultan Ahmed Al Jaber	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Hareb Masood Hamad Rashed Al Darmaki	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Eissa Mohamed Ghanem Al Suwaidi	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Mohamed Hadi Al Hussaini	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Abdulla bin Mohammad Saeed Abdulla Touq Al Marri	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
H.E. Kaltham Hamad Al Ghafli	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Director of the Board	None
Executive Officers of EIA
H.E. Mubarak Rashed Khamis Mukhaizen Al Mansoori	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Executive Officer	None
Mr. Salem Lafi Obaid Lafi Almehairi	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Executive Director of Asset Management	None
Mr. Mohamed Hamad Ghanem Al Mehairi	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Executive Director of Strategic Assets	None
Mr. Majed Salem Saeed Saad Almenhali	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Finance Officer	None
Dr. Vasilios Siokis	Greek	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Risk Officer	None
Mr. Aaron James Clayton	United Kingdom	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Human Resources Officer	None
Ms. Salwa Asban	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Internal Audit	None
Ms. Rima Hadid	Australian	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	General Counsel	None
Mr. Troy John Rieck	Australian	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Chief Investment Officer of Asset Management	None
Ms. Hassa Abdulrazzaq Balouma	Emirati	9th Floor, International Tower, ADNEC, Abu Dhabi, UAE	Acting Chief Investment Officer of Strategic Assets	None

ANNEX B

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased	Price (GBP)	Date of Purchase
Atlas Holdings
Purchase of Shares	20,000,000	0.9929	23/02/2023
Purchase of Shares	20,000,000	0.9941	24/02/2023
Purchase of Shares	35,000,000	1.0053	27/02/2023
Purchase of Shares	10,000,000	0.9967	02/03/2023
Purchase of Shares	10,000,000	1.0047	03/03/2023
Purchase of Shares	10,000,000	1.0099	06/03/2023
Purchase of Shares	20,000,000	0.9924	07/03/2023
Purchase of Shares	10,000,000	0.9872	08/03/2023
Purchase of Shares	10,000,000	0.9835	09/03/2023
Purchase of Shares	10,000,000	0.9869	10/03/2023
Purchase of Shares	20,000,000	0.9660	13/03/2023
Purchase of Shares	10,000,000	0.9609	14/03/2023
Purchase of Shares	14,000,000	0.9485	15/03/2023
Purchase of Shares	10,000,000	0.9298	16/03/2023
Purchase of Shares	10,000,000	0.9262	17/03/2023
Purchase of Shares	10,000,000	0.9110	20/03/2023

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2023

ATLAS 2022 HOLDINGS LIMITED

/s/ Hatem Dowidar
Name: Hatem Dowidar Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2023

EMIRATES TELECOMMUNICATIONS GROUP COMPANY PJSC

/s/ Hatem Dowidar
Name: Hatem Dowidar Title: Group Chief Executive Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2023

EMIRATES INVESTMENT AUTHORITY

/s/ Mubarak Rashed Al Mansoori
Name: Mubarak Rashed Al Mansoori Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No	Description
99.1	Joint Filing Agreement, dated April 24, 2023, between Atlas 2022 Holdings, e& and EIA